UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)

                            Exide Electronics Group, Inc.
               -------------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
               -------------------------------------------------------
                            (Title of Class of Securities)

                                        302052
               -------------------------------------------------------
                                    (CUSIP NUMBER)

                                   Diane S. Eismont
                                      Secretary
                                      DQE, Inc.
                                   301 Grant Street
                                Pittsburgh, PA  15279
                                    (412) 393-6080
               -------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   with a copy to:

                                Victor A. Roque, Esq.
                          Vice President and General Counsel
                                      DQE, Inc.
                                   301 Grant Street
                                Pittsburgh, PA  15279

                                  September 29, 1995
               -------------------------------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          Check the following box if a fee is being paid with the statement
          [  ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D


          CUSIP No.  302052             Page  2  of  19  Pages
                     ------                  ---    ----

          ------------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               DQE, INC.
          ------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [x]
          ------------------------------------------------------------------
          3    SEC USE ONLY

          ------------------------------------------------------------------
          4    SOURCE OF FUNDS*

               AF/WC (See Item 3)
          ------------------------------------------------------------------
          5    CHECK  BOX IF  DISCLOSURE OF  LEGAL PROCEEDINGS  IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          ------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Pennsylvania
          ------------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES                   0
                         ---------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY                 933,750 shares (See Item 5)
                         ---------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING                0
                         ---------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   933,750 shares (See Item 5)
          ------------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               933,750 shares (See Item 5)
          ------------------------------------------------------------------
          12   CHECK  BOX IF  THE  AGGREGATE AMOUNT  IN  ROW (11)  EXCLUDES
               CERTAIN SHARES*                                          [ ]
          ------------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.01%
          ------------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               CO
          ------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

          CUSIP No.  302052             Page  3  of  19  Pages
                     ------                  ---    ----

          ------------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               DUQUESNE ENTERPRISES, INC.
          ------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [x]
          ------------------------------------------------------------------
          3    SEC USE ONLY

          ------------------------------------------------------------------
          4    SOURCE OF FUNDS*

               AF/WC (See Item 3)
          ------------------------------------------------------------------
          5    CHECK  BOX IF  DISCLOSURE OF  LEGAL PROCEEDINGS  IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          ------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Pennsylvania
          ------------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES                   0
                         ---------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY                 933,750 shares (See Item 5)
                         ---------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING                0
                         ---------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   933,750 shares (See Item 5)
          ------------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               933,750 shares (See Item 5)
          ------------------------------------------------------------------
          12   CHECK  BOX IF  THE  AGGREGATE AMOUNT  IN  ROW (11)  EXCLUDES
               CERTAIN SHARES*                                          [ ]
          ------------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.01%
          ------------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               CO
          ------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

          CUSIP No.  302052             Page  4  of  19  Pages
                     ------                  ---    ----

          ------------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               THOMAS A. HURKMANS
          ------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [x]
          ------------------------------------------------------------------
          3    SEC USE ONLY
          ------------------------------------------------------------------
          4    SOURCE OF FUNDS*

               PF
          ------------------------------------------------------------------
          5    CHECK  BOX IF  DISCLOSURE OF  LEGAL PROCEEDINGS  IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          ------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
          ------------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES                   2,526 shares (See Item 5)
                         ---------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY                 2,526 shares (See Item 5)
                         ---------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING                0
                         ---------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER
                                   0
          ------------------------------------------------------------------
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,526 shares (See Item 5)
          ------------------------------------------------------------------
          12   CHECK  BOX  IF THE  AGGREGATE  AMOUNT IN  ROW  (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

          ------------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .03%
          ------------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               IN
          ------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

               Pursuant  to   Rule  13d-2 of  the   General  Rules  and
          Regulations under the Securities Exchange Act of 1934, this Amendment No. 4 amends and restates the Schedule 13D filed with the Commission on February 21, 1995 (the "Statement"), as amended by Amendment No. 1 to the Statement filed with the Commission on April 14, 1995 and Amendment No. 2 to the Statement filed with the Commission on April 27, 1995 ("Amendment No. 2") and Amendment No. 3 to the Statement filed with the Commission on June 9, 1995 ("Amendment No. 3") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Exide Electronics Group, Inc., a Delaware corporation (the "Issuer"). Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement.

          Item 1.   Security and Issuer
                    -------------------

               The title of the class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Exide Electronics Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8521 Six Forks Road, Raleigh, North Carolina 27615.

          Item 2.   Identity and Background
                    -----------------------

               This statement is filed jointly by DQE, Inc., a Pennsylvania corporation ("DQE"), by Duquesne Enterprises, Inc., a Pennsylvania corporation which is a wholly-owned subsidiary of DQE ("Duquesne Enterprises") and by Thomas A. Hurkmans, Vice President of Duquesne Enterprises ("Hurkmans") (DQE, Duquesne Enterprises and Hurkmans shall hereinafter be referred to collectively as the "Reporting Persons").

               DQE is a public utility holding company exempt from registration under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), pursuant to Section 3(a)(1) of the 1935 Act. DQE's principal place of business and principal executive offices are located at Cherrington Corporate Center, Suite 100, 500 Cherrington Parkway, Coraopolis, Pennsylvania 15108-3184. Duquesne Enterprises, a wholly-owned subsidiary of DQE, makes investments in non-regulated businesses. Duquesne Enterprises' principal place of business and principal executive offices are located at 330 Grant Street, Pittsburgh, Pennsylvania 15219. Hurkmans is Vice President of Duquesne Enterprises and a resident of Pennsylvania. His business address is 330 Grant Street, Pittsburgh, Pennsylvania 15219. Hurkmans is a United States citizen.

               The name, business address, citizenship, present principal occupation or employment, and the names and addresses of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of Duquesne Enterprises and (ii) each of the executive officers and directors of DQE are set forth in Appendix A attached hereto and incorporated herein by reference.

               During the last five years, DQE, Duquesne Enterprises and Hurkmans have not been, and to their knowledge no person identified in Appendix A has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds
                    --------------------------

               Other than through its wholly-owned subsidiary, Duquesne Enterprises, DQE does not beneficially own any shares of the Common Stock.

               Duquesne Enterprises is the beneficial owner of 933,750 shares of the Common Stock. Of the 933,750 shares beneficially owned by Duquesne Enterprises, 526,250 shares were issued to Duquesne Enterprises upon conversion, pursuant to the Reorganization Agreement described in Item 4, of 25,000 shares of Series B Cumulative Convertible Preferred Stock (the "IPM Series B Preferred Shares") of International Power Machines Corporation, a Delaware corporation ("IPM"), held by Duquesne Enterprises. Duquesne Enterprises acquired the IPM Series B Preferred Shares at an aggregate purchase price of $2,500,000. The source of all the funds used by Duquesne Enterprises to acquire the IPM Series B Preferred Shares was a contribution to capital to Duquesne Enterprises by DQE. The funds contributed by DQE to Duquesne Enterprises were obtained from the working capital of DQE and were not the result of a loan or other borrowing arrangement. Duquesne Enterprises acquired an additional 70,000 shares of Common Stock through a contribution to capital from DQE, which had acquired them as a dividend on April 4, 1995 from DQE's wholly-owned subsidiary, Montauk, Inc. Montauk, Inc. acquired the 70,000 shares of Common Stock in an open market transaction on March 7, 1995, at a purchase price of $16.50 per share for an aggregate purchase price of $1,157,800 including brokerage commissions. The funds used by Montauk, Inc. to acquire the Common Stock were obtained from the working capital of Montauk.

               The following table shows Duquesne Enterprises' acquisition, in open-market transactions, of the remainder of the 933,750 shares of the Common Stock.

                                                       Aggregate
                               Shares                   Purchase
          Date                Acquired  Price/Share      Price
          ----                --------  -----------    ---------

          April 10, 1995      15,000    $16.375        $  245,625
          April 18, 1995      64,000     16.500         1,056,600
          April 19, 1995      21,000     16.375           343,875
          April 26, 1995      10,000     16.250           162,500
          May 3, 1995         27,500     14.875           409,063
          May 3, 1995          7,500     14.750           110,625
          May 5, 1995          7,500     15.875           119,063
          May 9, 1995         25,000     16.125           403,125
          June 1, 1995        10,000     17.875           178,750
          June 2, 1995        10,000     18.250           182,500
          June 6, 1995        15,000     21.000           315,000
          June 7, 1995        45,000     21.000           945,000
          June 7, 1995        15,000     20.875           313,125
          June 8, 1995        35,000     20.875           730,625
          June 8, 1995        15,000     20.750           311,250
          June 8, 1995        15,000     20.500           307,500

               The source of funds used for Duquesne Enterprises' purchases of the shares of Common Stock was the working capital of Duquesne Enterprises, which consisted partly of contributions to capital from DQE and funds from a revolving credit facility with an affiliate.
               Hurkmans beneficially owns 2,526 shares of the Common Stock. These shares were issued to Hurkmans upon conversion, pursuant to the Reorganization Agreement described in Item 4, of 12,000 shares of Common Stock of IPM (the "IPM Common Shares"). Hurkmans acquired the IPM Common Shares at an aggregate purchase price of $41,868.75. The funds used by Hurkmans to acquire the IPM Common Shares were his own personal funds.

                                                               Page 8 of 19
          Item 4.   Purpose of the Transaction
                    --------------------------

               526,250 shares of Common Stock were issued to Duquesne Enterprises and 2,526 shares of Common Stock were issued to Hurkmans pursuant to the terms of an Agreement and Plan of Reorganization dated as of August 25, 1994, as amended by the First Amendment to Agreement and Plan of Reorganization dated as of December 14, 1994 and the Second Amendment to Agreement and Plan of Reorganization dated as of January 5, 1995 (as so amended, the "Reorganization Agreement"), among the Issuer, Exide Electronics Acquisition, Inc., a wholly-owned Delaware subsidiary of the Issuer ("Acquisition") and IPM, a description of which is as follows:

               On February 8, 1995, the 25,000 IPM Series B Preferred Shares held by Duquesne Enterprises and 12,000 IPM Common Shares held by Thomas A. Hurkmans were converted into 526,250 shares and 2,526 shares, respectively, of Common Stock pursuant to the terms of the Reorganization Agreement and the related Certificate of Merger (the "Certificate of Merger") attached as Exhibit A thereto. The terms of the Reorganization Agreement included, among others, the following: (i) Acquisition would be merged with and into IPM, which would become a wholly-owned subsidiary of the Issuer (the "Merger"); (ii) each IPM Common Share outstanding immediately prior to the Merger would be converted into the number of shares of the Common Stock determined by the exchange ratios set forth in the Reorganization Agreement; and
          (iii) each outstanding share of IPM Series B Preferred Stock, $1.00 par value, would be converted into that number of shares of Common Stock that would be issuable upon conversion of such number of shares of IPM Common Stock into which one share of IPM Series B Preferred Stock was convertible immediately prior to the consummation of the Merger determined by the exchange ratios set forth in the Reorganization Agreement, and each share of IPM Common Stock outstanding immediately prior to the Merger would be converted into the number of shares of Common Stock determined by the exchange ratios set forth in the Reorganization Agreement.

               The Certificate of Merger was filed on February 8, 1995, at which time the IPM Series B Preferred Shares were converted into 526,250 shares of Common Stock. As a result of the Merger and immediately thereafter, Duquesne Enterprises beneficially owned 526,250 shares of Common Stock, and Hurkmans beneficially owned 2,526 shares of Common Stock. At that time, neither Duquesne Enterprises nor Hurkmans beneficially owned any other equity securities of the Issuer. Subsequent acquisitions and current holdings are described in Items 3 and 5.

               The foregoing summary of certain provisions of the Reorganization Agreement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Reorganization Agreement, which is filed as Exhibit A hereto and is incorporated herein by reference.

               Each of DQE, Duquesne Enterprises and Hurkmans acquired the Common Stock of the Issuer as a long-term investment in the Issuer's capital stock. None of DQE, Duquesne Enterprises or Hurkmans presently intends to acquire control over the Issuer. To the knowledge of each of the Reporting Persons, none of the executive officers and directors of DQE or the executive officers and directors of Duquesne Enterprises presently intends to acquire control over the Issuer. The Reporting Persons presently intend to purchase additional securities of the Issuer should the market price remain attractive. Such purchases may be made in open market transactions or privately negotiated transactions and may be consummated with or without the services of a broker. Based upon the amount of any additional purchases of Common Stock, the Reporting Persons may seek representation on the board of directors of the Issuer commensurate with such ownership. Similarly, subject to applicable law, and depending upon market and other factors, the Reporting Persons may from time to time determine to dispose of some or all of the shares of Common Stock. Furthermore, the Reporting Persons may increase or decrease their respective investments in the Issuer, depending on the price and availability of the Issuer's securities, the amount of working capital available to the Reporting Persons for such purposes, general economic and stock market conditions, tax considerations, subsequent developments affecting the Issuer, the Reporting Persons' evaluation of the Issuer's business and future prospects, the Issuer's acceptance of the Reporting Persons as investors in the Issuer, the status of the Reporting Persons under the Rights Agreement between the Issuer and First Union National Bank of North America, as Rights Agent, dated as of November 25, 1992 (the "Stockholder Rights Plan"), and other considerations, including the obtaining of any necessary regulatory approvals.

               On September 29, 1995, Duquesne Enterprises delivered to the Issuer a letter expressing its desire to increase its ownership of Common Stock to the 20% to 25% level, either through the purchase from the Issuer of newly issued shares of Common Stock or, if the Issuer prefers, through the purchase of shares in the open market. In such letter, Duquesne Enterprises stated that it continues to view its ownership of Common Shares as a long-term investment, and that it has no interest at this time in acquiring control of the Issuer. The letter further stated that an investment in shares of Common Stock at the 20% level would enable Duquesne Enterprises to reflect its investment using the equity method of accounting. Duquesne Enterprises also requested in such letter that the Issuer's Board of Directors take action to approve the increased investment for purposes of Section 203 of the General Corporation Law of the State of Delaware and the Stockholder Rights Plan. Duquesne Enterprises also stated in such letter that it was prepared to negotiate and enter into a mutually acceptable "standstill agreement" with the Issuer relating to its increased investment. At the time of delivery of the letter described above, Duquesne Enterprises indicated that if it were to make such an increased investment in the Issuer, it would envision representation on the Issuer's Board of Directors consisting of at least one member.

               Other than as described in this Item 4, none of the Reporting Persons or the persons listed in Appendix A has any present plans or proposals which relate to or would result in:
          (a)
          the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

          Item 5.   Interest in Securities of the Issuer
                    ------------------------------------
               (a) DQE owns no shares of Common Stock other than through its wholly-owned subsidiary Duquesne Enterprises. Through such subsidiary, DQE beneficially owns 933,750 shares of Common Stock representing approximately 12.01% of the outstanding shares of Common Stock. Duquesne Enterprises beneficially owns 933,750 shares of Common Stock representing approximately 12.01% of the outstanding shares of Common Stock. For detailed information on Duquesne Enterprises' acquisition of these shares, see Item 3 above. Duquesne Enterprises shares the power to vote or direct the vote and the power to dispose or direct the disposition of such shares with DQE as a result of DQE's status as the sole shareholder of Duquesne Enterprises. Other than as described herein, to the knowledge of the Reporting Persons, the executive officers and directors of each of DQE and Duquesne Enterprises, other than in their respective capacities as officers and/or directors of DQE and Duquesne Enterprises, have no interest in, power to vote or direct the vote of, or power to dispose or direct the disposition of any of such shares. Hurkmans beneficially owns 2,526 shares of Common Stock representing approximately .03% of the outstanding shares of Common Stock. Hurkmans has the sole power to vote or direct the vote of such shares and to dispose or direct the disposition of such shares. Hurkmans does not share the power to vote or to direct the vote or to dispose or direct the disposition of any of such shares.

               The number of shares of Common Stock beneficially owned by the Reporting Persons and the percentage of the outstanding shares of Common Stock represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership of DQE, Duquesne Enterprises and Hurkmans, respectively, are based on 7,776,692 outstanding shares of the Issuer's Common Stock as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

               (b) Given that DQE is the sole shareholder of Duquesne Enterprises, DQE and Duquesne Enterprises share with each other the power to vote and dispose of the Common Stock beneficially owned by each of them. Hurkmans has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him.

               (c) Other than the transactions described in Item 3 above, DQE, Duquesne Enterprises and Hurkmans have not entered into any transactions regarding the securities of the Issuer during the last sixty days.

               (d)  Not Applicable.

               (e)  Not Applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    ------------------------------------------
                    Relationships with Respect to Securities of the Issuer
                    ------------------------------------------------------

               Duquesne Enterprises and the Issuer entered into a Stockholder Agreement, dated as of August 25, 1994 (the "Stockholder Agreement"), under which Duquesne Enterprises appointed the Issuer its lawful attorney with full power to vote all shares of IPM Series B Preferred Stock and IPM Common Stock (if any) owned by it in favor of approval of the Merger. Pursuant to the Stockholder Agreement, Duquesne Enterprises also agreed that it would not take any actions to perfect any dissenters' or appraisal rights it may have under Delaware law. Also pursuant to the Stockholder Agreement, Duquesne Enterprises agreed not to sell, transfer or otherwise dispose of any shares of IPM Series B Preferred Stock or IPM Common Stock, or to deposit or subject any such shares into or to any kind of escrow or trust or voting agreement that would be inconsistent with the provisions of the Stockholder Agreement.

               The  foregoing   summary  of   certain  provisions   of  the
          Stockholder Agreement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Stockholder Agreement, which is filed as Exhibit B hereto and is incorporated herein by reference. The operative provisions of the Stockholder Agreement are no longer in effect.

               Duquesne Enterprises and the Issuer entered into an Affiliate Agreement, dated as of August 25, 1994 (the "Affiliate Agreement"), pursuant to which Duquesne Enterprises, which may be deemed to be but did not admit to being an affiliate of the Issuer (in its capacity as a stockholder of IPM) within the meaning of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), agreed not to dispose of any shares of Common Stock or otherwise reduce its risk relative to the Common Stock until such time, after the Merger was consummated, as financial results covering at least 30 days of the combined operations of the issuer and IPM were made publicly available. Furthermore, pursuant to the Affiliate Agreement, Duquesne Enterprises agreed not to sell or otherwise dispose of shares of Common Stock held by it except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder, including Rule 145.

               The foregoing summary of certain provisions of the Affiliate Agreement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Affiliate Agreement, which is filed as Exhibit D hereto and is incorporated herein by reference.

               Duquesne Enterprises and the Issuer executed a Registration Rights Agreement, dated as of January 5, 1995 (the "Registration Rights Agreement"), pursuant to which the Issuer is obligated to maintain a "shelf" registration statement under which Duquesne Enterprises and certain other parties may sell shares of common stock acquired in the merger. The Registration Rights Agreement provides for indemnification of Duquesne Enterprises by the Issuer against certain liabilities and for payment of certain expenses in connection with the registration.

               The foregoing summary of certain provisions of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Registration Rights Agreement, which is filed as Exhibit C hereto and is incorporated herein by reference.

               Except as described  elsewhere in this  Schedule 13D and  as set forth in the Reorganization Agreement, Registration Rights Agreement, Stockholder Agreement and Affiliate Agreement there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between DQE or Duquesne Enterprises and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except as described elsewhere herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between Hurkmans and any person with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. To the knowledge of DQE, Duquesne Enterprises and Hurkmans, except as described elsewhere herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between DQE, the executive officers and directors of DQE, or the executive officers and directors of Duquesne Enterprises, on the one hand, and any person, on the other hand, with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.   Material to be Filed as Exhibits
                    --------------------------------

               Appendix A -   Information          regarding
                              executive     officers     and
                              directors of DQE and  Duquesne
                              Enterprises, Inc.

               Exhibit A -    Agreement    and    Plan    of
                              Reorganization  dated   as  of
                              August 25, 1994, as amended by
                              the    First    Amendment   to
                              Agreement    and    Plan    of
                              Reorganization  dated   as  of
                              December  14,   1994  and  the
                              Second Amendment to  Agreement
                              and  Plan   of  Reorganization
                              dated as of  January 5,  1995,
                              among Exide Electronics Group,
                              Inc.,     Exide    Electronics
                              Acquisition,      Inc.     and
                              International  Power  Machines
                              Corporation  and  the  related
                              Certificate of Merger attached
                              as    Exhibit    A    thereto.
                              (Incorporated by  reference to
                              Exhibit   No.   2.1   to   the
                              Registration    Statement   of
                              Exide Electronics  Group, Inc.
                              on Form  S-4, Registration No.
                              33-88324,   filed   with   the
                              Commission on  January 6, 1995
                              ("Form S-4").)

               Exhibit B -    Stockholder Agreement dated as
                              of  August  25,  1994  by  and
                              between  Duquesne Enterprises,
                              Inc.  and   Exide  Electronics
                              Group,  Inc. (Incorporated  by
                              reference  to  Exhibit 2.4  of
                              Form S-4).

               Exhibit C -    Registration  Rights Agreement
                              dated  as  of January  5, 1995
                              between  Duquesne Enterprises,
                              Inc.  and  Exide   Electronics
                              Group,  Inc. (Incorporated  by
                              reference to Exhibit C  to the
                              Schedule  13D relating  to the
                              securities       of      Exide
                              Electronics Group,  Inc. filed
                              by  Duquesne  Enterprises  and
                              Hurkmans   on   February   21,
                              1995.)

               Exhibit D -    Affiliate  Agreement dated  as
                              of  August  25,  1994  between
                              Exide Electronics Group,

                              Inc.,       and       Duquesne
                              Enterprises,              Inc.
                              (Incorporated by reference  to
                              Exhibit D to the  Schedule 13D
                              relating to the securities  of
                              Exide Electronics Group,  Inc.
                              filed by  Duquesne Enterprises
                              and  Hurkmans on  February 21,
                              1995.)

               Exhibit E -    Joint     Filing     Agreement
                              pursuant  to  Rule   13d-1(f).
                              (Incorporated by reference  to
                              Exhibit E to the  Schedule 13D
                              relating to  the securities of
                              Exide Electronics Group,  Inc.
                              filed by  Duquesne Enterprises
                              and  Hurkmans on  February 21,
                              1995.)

          Signatures
          ----------
               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned Reporting Persons, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.

          Dated:    October 3, 1995
                    ------- -

                                        DQE, INC.


                                        By:  /s/ Gary L. Schwass
                                             ---------------------------
                                             Name:  Gary L. Schwass
                                             Title: Executive Vice President


                                        DUQUESNE ENTERPRISES, INC.


                                        By:  /s/ James D. Mitchell
                                             ---------------------------
                                             Name:  James D. Mitchell
                                             Title:  President


                                        THOMAS A. HURKMANS



                                        /s/ Thomas A. Hurkmans
                                        -------------------------------

                                    Exhibit Index
                                    -------------

                                                            Sequential
               Item           Description                   Page No.
               ----           -----------                   ----------
          Appendix A -   Information   regarding  executive   officers  and
                         directors of DQE and Duquesne Enterprises, Inc.

          Exhibit A -    Agreement and  Plan of Reorganization dated  as of
                         August 25, 1994, as amended by the First Amendment to Agreement and Plan of Reorganization dated as of December 14, 1994 and the Second Amendment to
                         Agreement and Plan of Reorganization dated as of January 5, 1995, among Exide Electronics Group,
                         Inc.,  Exide  Electronics  Acquisition,  Inc.  and
                         International Power Machines Corporation and the related Certificate of Merger attached as Exhibit
                         A  thereto.  (Incorporated by reference to Exhibit
                         No.  2.1 to  the Registration  Statement of  Exide
                         Electronics Group, Inc. on Form S-4.  Registration
                         No. 33-88324, filed with the Commission on January
                         6, 1995 ("Form S-4").)

          Exhibit B -    Stockholder Agreement dated as of August  25, 1994
                         by and between Duquesne Enterprises, Inc. and Exide Electronics Group, Inc. (Incorporated by reference to Exhibit 2.4 of Form S-4.)

          Exhibit C -    Registration Rights Agreement  dated as of January
                         5, 1995  between  Duquesne Enterprises,  Inc.  and
                         Exide  Electronics  Group,  Inc. (Incorporated  by
                         reference   to  Exhibit  C  to  the  Schedule  13D
                         relating  to the  securities of  Exide Electronics
                         Group,  Inc. filed  by  Duquesne  Enterprises  and
                         Hurkmans on February 21, 1995.)

          Exhibit D -    Affiliate Agreement  dated as  of August  25, 1994
                         between   Exide   Electronics  Group,   Inc.,  and
                         Duquesne  Enterprises,   Inc.   (Incorporated   by
                         reference  to  Exhibit  D   to  the  Schedule  13D
                         relating  to the  securities of  Exide Electronics
                         Group,  Inc.  filed  by  Duquesne  Enterprises and
                         Hurkmans on February 21, 1995.)

          Exhibit E -    Joint Filing Agreement  pursuant to Rule 13d-1(f).
                         (Incorporated  by reference  to Exhibit  E to  the
                         Schedule  13D relating to  the securities of Exide
                         Electronics   Group,   Inc.   filed  by   Duquesne
                         Enterprises and Hurkmans on February 21, 1995.)


                                      Appendix A
                                      ----------

               Set forth below are the name and position of each of the directors and executive officers of DQE and Duquesne Enterprises. Except as otherwise indicated, the principal occupation of each person listed below is his or her executive position with DQE and/or Duquesne Enterprises, as the case may be; the business address of each such person is 301 Grant Street, Pittsburgh, Pennsylvania 15279 except for Thomas A. Hurkmans and Anthony J. Villiotti, each of whose business address is 330 Grant Street, Pittsburgh, Pennsylvania 15219; and each person is a citizen of the United States.


                              Executive Officers of DQE
                              -------------------------
                    Name                     Position
                    ----                     --------

          Wesley W. von Schack     Chairman  of  the  Board, President  and
                                   Chief Executive Officer

          Gary L. Schwass          Executive    Vice    President,    Chief
                                   Financial Officer and Treasurer

          David D. Marshall        Executive Vice President

          James D. Mitchell        Vice President

          Victor A. Roque          Vice President and General Counsel

          Morgan K. O'Brien        Controller

                                             Directors of DQE
                                             ----------------

                                   Principal   Occupation    and   Business
                                   Address  (if  other  than  as  indicated
                                   above)
                    Name
                    ----

          Daniel Berg              Institute Professor,
                                   Rensselar Polytechnic Institute (RPI)
                                   CII-05015
                                   Troy, NY 12180-3590

          Doreen E. Boyce          President   of   the   Buhl   Foundation
                                   (charitable institution for education and public purposes)
                                   Four Gateway Center
                                   Pittsburgh, PA 15222

          Robert P. Bozzone        Vice-Chairman   of   Allegheny    Ludlum
                                   Corporation       (specialty      metals
                                   productions)
                                   1000 Six PPG Place
                                   Pittsburgh, PA 15222

          Sigo Falk                Management of Personal Investments
                                   3315 Grant Building
                                   Pittsburgh, PA 15219

          William H. Knoell        Retired
                                   9 Twickenham
                                   Hilton Head Island, SC 29928

          Robert Mehrabian         President, Carnegie Mellon University
                                   5000 Forbes Avenue
                                   Pittsburgh, PA 15213-3890

          Thomas J. Murrin         Dean, A.J. Palumbo School of Business
                                   Administration of Duquesne University
                                   709 Rockwell Hall
                                   Pittsburgh, PA 15282

          Robert B. Pease          Senior Vice President
                                   National Development Corporation (real estate)
                                   4415 Fifth Avenue
                                   Pittsburgh, PA 15213

          Eric W. Springer         Partner  of  Horty, Springer  & Mattern,
                                   P.C. (attorneys-at-law)
                                   4614 Fifth Avenue
                                   Pittsburgh, PA 15213

          Wesley W. von Schack     Chairman, President and Chief  Executive
                                   Officer of DQE; Chairman of the Board and Chief Executive Officer of Duquesne
                                   Light Company

                      Executive Officers of Duquesne Enterprises
                      ------------------------------------------

                    Names                    Position
                    -----                    --------

          Wesley W. von Schack          Chairman of the Board

          James D. Mitchell             President

          Thomas A. Hurkmans            Vice President

          Anthony J. Villiotti          Vice   President,   Treasurer   and
                                        Controller

          Diane S. Eismont              Secretary

                          Directors of Duquesne Enterprises
                          ---------------------------------

                                        Principal  Occupation  and Business
                                        Address (if other than as indicated
                                        above)

                    Name
                    ----

          Wesley W. von Schack          Chairman of  the  Board,  President
                                        and Chief Executive Officer of DQE;
                                        Chairman  of  the  Board and  Chief
                                        Executive Officer of Duquesne Light
                                        Company

          Gary L. Schwass               Executive  Vice   President,  Chief
                                        Financial  Officer  and  Treasurer,
                                        DQE;  Senior  Vice  President   and
                                        Chief  Financial Officer,  Duquesne
                                        Light Company

          David D. Marshall             Executive   Vice  President,   DQE;
                                        President   and   Chief   Operating
                                        Officer; Duquesne Light Company

          Dianna L. Green               Senior     Vice     President     -
                                        Administration,    Duquesne   Light
                                        Company